The Real Brokerage Inc. Names Andrew Kazeniac Chief Operating Officer

Operations and customer service leader will drive operational efficiencies while building the residential real estate industry's leading agent-centric brokerage platform

TORONTO & NEW YORK---Nov. 14, 2022-- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced Andrew Kazeniac has been appointed Chief Operating Officer, effective immediately. As COO, Kazeniac will be responsible for driving operational efficiencies and continuing to enhance the level of service provided to Real agents through its technology platform.

Kazeniac brings nearly 15 years of experience in key operations and customer service roles at fast-growth companies in rapidly changing industries. Most recently, he served as Vice President of Retail Operations at Drizly, the world's largest alcohol marketplace, where he spent six years taking on various leadership roles and responsibilities. Earlier, he held operations and customer service roles at both TripAdvisor and FlipKey.

"Our rapid agent growth and addition of mortgage and title capabilities puts Real at an important crossroad in our growth trajectory, especially as we expect to see more real estate professionals gravitate to our performance-oriented platform in the current environment," said Real Chairman and CEO Tamir Poleg, "Andy's operational experience and customer-first approach will be a valuable addition to our team as we set the stage for our continued growth."

While at Drizly, Kazeniac grew retail operations from a small service team in Boston to a complex, multi-team group working closely with more than 6,000 retail locations across the United States. He and his teams coordinated closely with partners and product teams to build efficient logistics tools, including integrated partnerships with national couriers and data-based recommendations to grow retailer and Drizly revenue. Kazeniac replaces Raj Naik, who recently left Real to pursue other opportunities.

"It's an exciting time to be joining Real. The introduction of technology to make processes more efficient and improve the experience for agents and their customers is long overdue for the industry, and 2022 is shaping up to be a pivotal year at Real," Kazeniac said. "Both the travel and food delivery industries have undergone sweeping changes in recent years, and my experience driving operational efficiencies and customer satisfaction align with Real's growth objectives. There is a great foundation and community in place at Real, and I'm looking forward to working closely with the leadership team to continue to deliver value to our rapidly expanding agent base."

Kazeniac holds an MBA from the University of Massachusetts and a bachelor's degree from Loyola University, Baltimore.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221